EXHIBIT 12.1

QR ENERGY, LP

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	QR Energy, LP			Predecessor
	Six Months Ended June 30, 2012	Year ended December 31, 2011	December 22- December 31, 2010	January 1- December 21, 2010	Year ended December 31,
					2009	2008	2007
Earnings:
Income (loss) before income taxes	$92,589	$61,987	$(12,133)	$32,021	$(115,232)	$(268,384)	$(168,669)
Equity losses (earnings) included in income (loss) before income taxes	—	—	—	(3,782)	(2,675)	3,010	(7)
Add:
Fixed charges	12,997	20,617	542	19,890	7,078	11,419	16,526

Earnings	105,586	82,604	(11,591)	48,129	(110,829)	(253,955)	(152,150)

Fixed charges:
Interest expense	12,375	19,097	498	16,927	6,066	10,548	15,819
Amortization of debt expense	622	1,520	44	2,681	636	554	522
Interest component of rent expense	—	—	—	282	376	317	185

Fixed charges	12,997	20,617	542	19,890	7,078	11,419	16,526

Ratio of earnings to fixed charges(a)	8.12	4.01	(b)	2.42	(c)	(c)	(c)

(a)	The ratio has been computed by dividing the earnings by fixed charges. For purposes of computing the ratio:

•	Earnings consist of income from continuing operations before income taxes plus fixed charges; and

•	Fixed charges consist of interest expense, amortized expenses related to indebtedness, and estimated interest related to rental expense.

(b)	Due to the Partnership’s loss for the period, the ratio coverage was less than 1:1. The Partnership would have needed to generate additional earnings of $12.1 million to achieve coverage of 1:1 for the period from December 22 to December 31, 2010.

(c)	Due to the Predecessor’s loss for the period, the ratio coverage was less than 1:1. The Predecessor would have needed to generate additional earnings of $117.9 million, $265.4 million, and $168.7 million to achieve coverage of 1:1 for the years ended December 31, 2009, 2008 and 2007, respectively.